Exhibit 99.1

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

NEVADA GEOTHERMAL POWER INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

APPROVED BY THE DIRECTORS ON NOVEMBER 25, 2008

EFFECTIVE AS OF DECEMBER 4, 2008

TABLE OF CONTENTS

1.	INTERPRETATION		5
	1.1	Certain Definitions	5
	1.2	Currency	20
	1.3	Headings	20
	1.4	Number and Gender	21
	1.5	Acting Jointly or in Concert	21
	1.6	Statutory References	21
	1.7	Determination of Percentage Ownership	21
2.	THE RIGHTS		22
	2.1	Legend on Common Share Certificates	22
	2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	22
	2.3	Adjustments to Exercise Price; Number of Rights	26
	2.4	Date on Which Exercise is Effective	32
	2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	33
	2.6	Registration, Registration of Transfer and Exchange	33
	2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	34
	2.8	Persons Deemed Owners	35
	2.9	Delivery and Cancellation of Rights Certificates	35
	2.10	Agreement of Rights Holders	36
	2.11	Rights Certificate Holder not Deemed a Shareholder	37
3.	ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		37
	3.1	Flip-in Event	37
4.	THE RIGHTS AGENT		39
	4.1	General	39
	4.2	Merger or Amalgamation or Change of Name of Rights Agent	40
	4.3	Duties of Rights Agent	41
	4.4	Change of Rights Agent	43
	4.5	Compliance with Money Laundering Legislation	44
	4.6	Privacy Provision	44
5.	MISCELLANEOUS		44
	5.1	Redemption, Waiver, Extension and Termination	44
	5.2	Expiration	47
	5.3	Issuance of New Rights Certificates	47
	5.4	Supplements and Amendments	48

5.5	Fractional Rights and Fractional Shares	49
5.6	Rights of Action	50
5.7	Notice of Proposed Actions	50
5.8	Notices	50
5.9	Successors	51
5.10	Benefits of this Agreement	51
5.11	Governing Law	52
5.12	Language	52
5.13	Severability	52
5.14	Effective Date	52
5.15	Reconfirmation every three years	52
5.16	Determinations and Actions by the Board of Directors	53
5.17	Rights of Board, Corporation and Offeror	53
5.18	Regulatory Approvals	53
5.19	Declaration as to Non-Canadian Holders	54
5.20	Time of the Essence	54
5.21	Execution in Counterparts	55
FORM OF RIGHTS CERTIFICATE		Schedule A

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT effective as of December 4, 2008 is made

BETWEEN

NEVADA GEOTHERMAL POWER INC., a corporation incorporated under the laws of British Columbia

(the “Corporation”)

AND

COMPUTERSHARE INVESTOR SERVICES INC., a corporation incorporated under the laws of Canada, as rights agent

(the “Rights Agent”, which term will include
any successor Rights Agent hereunder)

WHEREAS:

A.

The Board of Directors has determined that it is advisable and in the best interests of the Corporation to adopt and maintain this Agreement, which was approved by a resolution of the directors on November 25, 2008.

B.

In order to implement the adoption of this Agreement, the Board of Directors has authorized the issuance of one Right:

1.

Effective at the Record Time in respect of each Common Share outstanding at the Record Time; and

2.

In respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

C.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

D.

The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

1.

INTERPRETATION

1.1

Certain Definitions

For purposes of the Agreement, the following terms have the meanings indicated:

(a)

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation, provided, however, that the term “Acquiring Person” will not include:

(i)

The Corporation or any Subsidiary of the Corporation;

(ii)

Any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of any one or any combination of:

(A)

Corporate Acquisitions,

(B)

Permitted Bid Acquisitions,

(C)

Corporate Distributions,

(D)

Exempt Acquisitions, or

(E)

Convertible Security Acquisitions,

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding by reason of one or more or any combination of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition, becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares of the Corporation other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions or Convertible Security Acquisitions, then as of the date of such acquisition, such Person will become an Acquiring Person;

(iii)

For a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on subsection (f)(v) hereof solely because such Person makes or announces an intention to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement) by such Person or the Corporation of a current intention to commence such a Take-over Bid being herein referred to as the “Disqualification Date”); and

(iv)

An underwriter or member of a banking or selling group that acquires Voting Shares of the Corporation from the Corporation in connection with a distribution of securities (including, for greater certainty, by way of private placement of such securities) to the public.

(b)

“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)

“Agreement” means this agreement as amended, modified or supplemented from time to time.

(d)

“Associate” when used to indicate a relationship with a specified Person, means

(i)

a corporation of which such specified Person Beneficially Owns shares or securities currently convertible into shares carrying more than 10 per cent of the voting rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities;

(ii)

a partner of such specified Person;

(iii)

any relative of such specified Person who has the same residence as such specified Person;

(iv)

any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage; or

(v)

any relative of a Person referred to in subsection (iv) who has the same residence as such specified Person.

(e)

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations thereunder, as may be amended from time to time, and any comparable or successor laws or regulations thereto.

(f)

A Person will be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)

Any securities of which such Person or any Affiliate or Associate of such Person is the owner at law or in equity;

(ii)

Any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to acquire

(A)

upon the exercise of any Convertible Securities, or

(B)

pursuant to any agreement, arrangement or understanding, whether or not in writing,

in each case if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities or pursuant to a pledge of securities in the ordinary course of business); and

(iii)

Any securities that are Beneficially Owned within the meaning of subsection (i) or (ii) hereof by any other Person with whom such Person is acting jointly or in concert.

Provided, however, that a Person will not be deemed to be the “Beneficial Owner”, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security as a result of the existence of any one or more of the following circumstances:

(iv)

Such security has been deposited or tendered, pursuant to a Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever first occurs;

(v)

Such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person, holds such security, and

(A)

the ordinary business of any such Person (the “Fund Manager”) includes the management of mutual funds or investment funds for others (which others may include or be limited to one or more employee benefit plans or pension plans) and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required, and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager’s duties for the account of any other Person (a “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an “Estate Account”) or for such other accounts (each an “Other Account”);

(C)

the Person (the “Statutory Body”) is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such;

(D)

the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the “Crown Agent”); or

(E)

the Person (the “Administrator”) is the administrator or the trustee of one or more pension funds or plans or related trusts (each a “Plan”) registered under the laws of Canada or any province or territory thereof or comparable laws of a foreign jurisdiction, or such Person is a Plan and the Administrator or the Plan holds such securities for the purposes of its activities as an Administrator or as a Plan;

(vi)

provided, however, that in any of the foregoing cases described in subsection (v), no one of the Fund Manager, the Trust Company, the Statutory Body, the Crown Agent, the Administrator or the Plan makes or announces a current intention to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market);

(vii)

Such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or such Person is a Plan with the same Administrator as another Plan;

(viii)

Such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Plan and such security is owned at law or in equity by the Administrator; or

(ix)

Such Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depository.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, will be and be deemed to be the product determined by the formula set out in subsection 1.7.

(g)

“Board of Directors” means, at any time, the duly constituted board of directors of the Corporation.

(h)

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)

“Canadian-U.S. Exchange Rate” will mean on any date the inverse of the U.S.-Canadian Exchange Rate.

(j)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars will mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-US. Exchange Rate on such date.

(k)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver) is closed to the public.

(l)

“Common Shares”, when used with reference to the Corporation, means the common shares in the capital of the Corporation as constituted at the Record Time.

(m)

“Competing Permitted Bid” means a Take-over Bid that:

(i)

is made while another Permitted Bid is in existence, and

(ii)

satisfies all the components of the definition of a Permitted Bid, with the exception that the requirements set out in subsection (ee)(ii)(A) of the definition of a Permitted Bid are replaced by the requirements of subsection (iii) hereof; and

(iii)

contains, and the take up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the date which is the later of 35 days after the date the Competing Permitted Bid is made or 60 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made.

(n)

A Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)

in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)

in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons, and “controls”, “controlling” and “under common control with” will be interpreted accordingly.

(o)

“Convertible Security” means at any time:

(i)

any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Voting Shares from the Corporation; or

(ii)

any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

in each case pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares, regardless of whether the right is exercisable on conditions or the happening of any contingency.

(p)

“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

(q)

“Corporate Acquisition” means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

(r)

“Corporate Distribution” means an acquisition as a result of:

(i)

a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class; or

(ii)

any other event pursuant to which all holders of Voting Shares of the Corporation are entitled to receive Voting Shares or Convertible Securities on a pro rata basis, including, without limiting the generality of the foregoing, pursuant to the receipt or exercise of rights issued by the Corporation and distributed to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided further that the Person in question does not thereby acquire a greater percentage of Voting Shares, or Convertible Securities representing the right to acquire Voting Shares of such class, than the percentage of Voting Shares of the class Beneficially Owned immediately prior to such acquisition.

(s)

“Disqualification Date” has the meaning ascribed thereto in subsection 1.1(a)(iii) hereof.

(t)

“Effective Date” has the meaning ascribed thereto in section 5.14 hereof.

(u)

“Election to Exercise” has the meaning ascribed thereto in subsection 2.2.4 hereof.

(v)

“Exempt Acquisition” means an acquisition:

(i)

in respect of which the Board of Directors has waived the application of section 3.1 hereof pursuant to the provisions of subsection 5.1.2, 5.1.3, 5.1.4 or 5.1.5 hereof;

(ii)

which was made on or prior to the Record Time; or

(iii)

which was made pursuant to

(A)

a dividend reinvestment plan of the Corporation or other similar share purchase plan made available to the holders of shares of the Corporation generally;

(B)

pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares, or Convertible Securities representing the right to acquire Voting Shares of such class, than the percentage of Voting Shares of the class Beneficially Owned immediately prior to such acquisition; or

(C)

pursuant to an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement or a securities exchange takeover bid circular by the Corporation, provided that

(I)

all necessary stock exchange approvals for such distribution have been obtained and such distribution complies with the terms and conditions of such approvals, and

(II)

the purchaser does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the private placement or securities exchange takeover bid (and in making this determination, the securities to be issued to such purchaser on the private placement or securities exchange takeover bid will be deemed to be held by such purchaser but will not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement or securities exchange takeover bid).

(w)

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right.  Until adjustment thereof in accordance with the terms hereof, the Exercise Price will be $50.

(x)

“Expiration Time” means the earlier of:  (i) the Termination Time, and (ii) subject to sections 5.14 and 5.15 the close of business on the date immediately following the date of the Corporation’s annual meeting of shareholders to be held in 2017.

(y)

“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person provided, however, that a Flip-in Event will be deemed to occur at the close of business on the tenth day (or such later date as the Board of Directors may determine) after the Stock Acquisition Date.

(z)

“Independent Shareholders” means holders of Voting Shares but will not include (i) any Acquiring Person or any Offeror, or any Affiliate or Associate of such Acquiring Person or such Offeror, or any Person acting jointly or in concert with such Acquiring Person or such Offeror, or (ii) any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid; and for greater certainty will include any Person referred to in subsection (f)(v) hereof (other than any Person who pursuant to subsection 1.1(f)(vi) is deemed to Beneficially Own the Voting Shares).

(aa)

“Market Price” per security of any securities on any date of determination will mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 2.3 hereof will have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used will be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The “Closing Price Per Security” of any securities on any date will be:

(i)

the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii)

if, for any reason, none of the prices contemplated in subsection (i) hereof are available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii)

if the securities are not listed or admitted to trading as contemplated in subsection (i) or (ii) hereof, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date will mean the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount will be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(bb)

“Offer to Acquire” will include:

(i)

an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell; and

(ii)

an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(cc)

“Offeror” means a Person who has announced a current intention to make, or who makes and has outstanding, a Take-over Bid.

(dd)

“Offeror’s Securities” means Voting Shares Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror or any Person acting jointly or in concert with the Offeror.

(ee)

“Permitted Bid” means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)

The Take-over Bid will be made to all registered holders of Voting Shares (other than the Voting Shares held by the Offeror), and for all Voting Shares (other than the Voting Shares held by the Offeror).

(ii)

The Take-over Bid will contain, and the take up and payment for securities tendered or deposited thereunder will be subject to, an irrevocable and unqualified condition that

(A)

no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid; and

(B)

no Voting Shares will be taken up or paid for pursuant to the Take-over Bid unless, at such date, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn.

(iii)

The Take-over Bid will contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in subsection (ii)(ii)(A) above and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for.

(iv)

The Take-over Bid will contain an irrevocable and unqualified provision that should the condition referred to in subsection (ii) and (ii)(B) be met: (A) the Offeror will make a public announcement of that fact on the date the Take-over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than 10 Business Days from the date it would otherwise expire.

(v)

The Offeror agrees to provide the Rights Agent and the Corporation, within two Business Days of the announcement of the Take-over Bid, with a list of all securities of the Corporation Beneficially Owned by each of the Offeror and such Offeror’s Associates and Affiliates and any Person acting jointly or in concert with the Offeror or any of the Offeror’s Associates and Affiliates, together with the particulars of the registration of all such securities, and an undertaking to update such list on a daily basis to reflect any changes occurring or to occur in such Beneficial Ownership prior to the termination or expiration of the Take-over Bid, and the Offeror performs its obligation under such undertaking.

(vi)

If the Take-over Bid contains non-cash consideration, the circular accompanying or forming part of the Take-over Bid is accompanied by an opinion of a nationally or internationally recognized investment dealer or investment banker dated the date of the Take-over Bid and addressed to the offeree holders of Voting Shares as to the market trading cash value of such non-cash consideration in the hands of the offeree holders of Voting Shares on a fully distributed basis.

(ff)

“Permitted Bid Acquisitions” means share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid.

(gg)

“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(hh)

“Record Time” means the close of business on the Effective Date.

(ii)

“Redemption Price” has the meaning ascribed thereto in subsection 5.1.1 hereof.

(jj)

“regular periodic cash dividends” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(kk)

“Right” means a right issued pursuant to this Agreement.

(ll)

“Rights Certificate” has the meaning ascribed thereto in subsection 2.2.3(a) hereof.

(mm)

“Rights Register” has the meaning ascribed thereto in subsection 2.6.1 hereof.

(nn)

“Securities Act” means the Securities Act (British Columbia), and the regulations and rules thereunder as may be amended from time to time, and any comparable or successor laws, regulations and rules thereto.

(oo)

“Separation Time” means the close of business on the tenth Trading Day after the earlier of

(i)

the Stock Acquisition Date;

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as may be determined by the Board of Directors; and

(iii)

the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such later date as may be determined by the Board of Directors provided that,

(iv)

if any Take-over Bid referred to in clause (ii) hereof or any Permitted Bid or Competing Permitted Bid referred to in clause (iii) hereof expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, will be deemed, for the purposes of this subsection (oo), never to have been made; and

(v)

if the Board of Directors determines pursuant to sections 5.1.2, 5.1.3, 5.1.4 or 5.1.5 hereof to waive the application of subsection 3.1 hereof to a Flip-in Event, the Separation Time in respect of such Flip-in Event will be deemed never to have occurred.

(pp)

“Stock Acquisition Date” means the first date of public announcement by the Corporation or an Offeror or Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(qq)

“Subsidiary”: a corporation will be deemed to be a Subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other corporation;

(B)

that other and one or more corporations each of which is controlled by that other corporation; or

(C)

two or more corporations each of which is controlled by that other corporation; or

(ii)

it is a Subsidiary of a corporation that is that other corporation’s Subsidiary.

(rr)

“Take-over Bid” means an Offer to Acquire Voting Shares of the Corporation or Convertible Securities where the Voting Shares of the Corporation subject to the Offer to Acquire, together with the Voting Shares into which the Convertible Securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares of the Corporation at the date of the Offer to Acquire.

(ss)

“Termination Time” means the time at which the right to exercise Rights will terminate pursuant to section 5.1 hereof.

(tt)

“Trading Day”, when used with respect to any securities, means a day on which the principal stock exchange or market (as determined by volume of trading) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange or market, a Business Day.

(uu)

“U.S.-Canadian Exchange Rate” will mean on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate; or

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which will be determined by the Board of Directors from time to time acting in good faith.

(vv)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars will mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(ww)

“Voting Shares” means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

1.2

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings

The division of this Agreement into Articles, sections and subsections and the insertion of headings, subheadings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.4

Number and Gender

Wherever the context so requires, terms used herein importing the singular number only will include the plural and vice-versa and words importing only one gender will include all others.

1.5

Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate of the first Person to acquire or make an Offer to Acquire Voting Shares of the Corporation (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities or to a pledge of securities in the ordinary course of business).

1.6

Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, clause or rule of any statute or regulation will be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there will be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.7

Determination of Percentage Ownership

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100x	A
B

where:

A =

the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =

the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to subsection 1.1(f), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities will, for purposes of calculation under this subsection 1.7, be deemed to be outstanding.

2.

THE RIGHTS

2.1

Legend on Common Share Certificates

2.1.1

Certificates issued for Common Shares after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time will evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the effective date of this Agreement, will have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:

Until the Separation Time (defined in the Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated December 4, 2008, as amended and restated from time to time (the “Rights Agreement”), between the Corporation and Computershare Investor Services Inc. as Rights Agent, a copy of which is on file at the principal executive offices of the Corporation and is available upon written request.  Under certain circumstances set out in the Rights Agreement, the rights may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

2.1.2

Until the earlier of the Separation Time and the Expiration Time, certificates representing Common Shares that are issued and outstanding at the Record Time will evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend.  Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to section 2.2.3 hereof.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.2.1

Right to entitle holder to purchase one Common Share prior to adjustment.  Subject to adjustment as set forth in section 2.3 and Article 3 hereof, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which price and number of Common Shares are subject to adjustment as set forth below and are subject to subsection 3.1.1 hereof).  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

2.2.2

Rights not exercisable until Separation Time.  Until the Separation Time, (i) the Rights will not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the certificates for the associated Common Shares registered in the names of the holders thereof (which certificates will also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Shares.

2.2.3

Delivery of Rights Certificate and disclosure statement.  From and after the Separation Time and prior to the Expiration Time, the Rights will be exercisable and the registration and transfer of the Rights will be separate from, and independent of, Common Shares.  Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Rights as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a)

a certificate (a “Rights Certificate”) in substantially the form of Schedule A attached hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b)

a disclosure statement describing the Rights,

provided that a Nominee will be sent the materials provided for in subsections (a) and (b) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

2.2.4

Exercise of Rights.  Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at the office of the Rights Agent in the City of Vancouver or any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation) the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed, accompanied by payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

2.2.5

Duties of Rights Agent upon receipt of Election to Exercise.  Upon receipt of a Rights Certificate, which is accompanied by both a completed and duly executed Election to Exercise, and payment as set forth in subsection 2.2.4 above, the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon promptly:

(a)

requisition from the transfer agent for the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(b)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares or other securities;

(c)

after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder;

(d)

when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

(e)

tender to the Corporation all payments received on exercise of the Rights.

2.2.6

Partial Exercise of Rights.  In case the holder of any Rights will exercise less than all of the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

2.2.7

Duties of the Corporation.  The Corporation covenants and agrees that it will:

(a)

take all such action as may be necessary and within its power to ensure that all Common Shares or other securities delivered upon exercise of Rights will, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(b)

take all such action as may be necessary and within its power to ensure compliance with the provisions of section 3.1 hereof including, without limitation, all such action to comply with any applicable requirements of the BCBCA, the Securities Act and any applicable comparable securities legislation of each of the provinces and territories of Canada and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares or other securities upon exercise of Rights;

(c)

use reasonable efforts to cause, from and after such time as the Rights become exercisable, all Common Shares issued upon exercise of Rights to be listed upon issuance on the principal stock exchange on which the Common Shares were traded prior to the Stock Acquisition Date;

(d)

pay when due and payable any and all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation will not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised;

(e)

after the Separation Time, except as permitted by sections 5.1 or 5.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights; and

(f)

duly and punctually perform all things required to be done by it in this Agreement, and notify the Rights Agent of any material default of this Agreement, and the Rights Agent shall be entitled to assume that there has been no default of this Agreement unless it has been so notified by the Corporation.

2.3

Adjustments to Exercise Price; Number of Rights

2.3.1

The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 2.3 and in Article 3 hereof.

2.3.2

Adjustment to Exercise Price upon changes to share capital.  In the event the Corporation will at any time after the Record Time and prior to the Expiration Time:

(a)

declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than the issue of Common Shares or such exchangeable or convertible securities to holders of Common Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

(b)

subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(c)

combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(d)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, consolidation or otherwise, except as otherwise provided in this section 2.3, the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Common Shares, or other securities, as the case may be, issuable on such date, will be proportionately adjusted so that the holder of any Right exercised after such time will be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Common Share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.  If an event occurs which would require an adjustment under both this section 2.3 and section 3.1 hereof, the adjustment provided for in this section 2.3 will be in addition to and, will be made prior to, any adjustment required pursuant to section 3.1 hereof.

2.3.3

Adjustment to Exercise Price upon issue of rights, options and warrants.  In the event the Corporation will at any time after the Record Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares (“equivalent common shares”)) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Common Share, and the denominator of which will be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable).  In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration will be as determined in good faith by the Board of Directors, whose determination will be described in a certificate filed with the Rights Agent and will be binding on the Rights Agent and the holders of the Rights.  Such adjustment will be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price will be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (or equivalent common shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) will not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares (or equivalent common shares) is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

2.3.4

Adjustment to Exercise Price upon Corporate Distributions.  In the event the Corporation will at any time after the Record Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in subsection 2.3.3 above), the Exercise Price to be in effect after such record date will be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which will be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination will be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which will be such Market Price per Common Share.  Such adjustments will be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price will be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

2.3.5

De minimis threshold for adjustment to Exercise Price.  Notwithstanding anything in this Agreement to the contrary, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3.5 are not required to be made will be carried forward and taken into account in any subsequent adjustment.

2.3.6

All calculations under this section 2.3 will be made to the nearest cent or to the nearest one-hundredth of a Common Share or other share, as the case may be.

2.3.7

Notwithstanding subsection 2.3.5, any adjustment required by this section 2.3 will be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment or (ii) the Expiration Time.

2.3.8

Corporation may provide for alternate means of adjustment.  Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in subsection 5.4.2 or 5.4.3 hereof, as applicable, in the event the Corporation will at any time after the Record Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in subsections 2.3.2(a) or 2.3.2(d) or 2.3.3 or 2.3.4 above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections 2.3.2, 2.3.3 and 2.3.4 above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation will be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections 2.3.2, 2.3.3 and 2.3.4 above, such adjustments, rather than the adjustments contemplated by subsections 2.3.2, 2.3.3 and 2.3.4 above, will be made.  The Corporation and the Rights Agent will amend this Agreement as appropriate to provide for such adjustments.

2.3.9

Adjustment to Rights exercisable into shares other than Common Shares.  If as a result of an adjustment made pursuant to section 3.1 hereof, the holder of any Right thereafter exercised will become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in subsections 2.3.2, 2.3.3, 2.3.4, 2.3.5, 2.3.8, 2.3.10, 2.3.11, 2.3.12, 2.3.13, 2.3.14 and 2.3.15 above and below, as the case may be, and the provisions of this Agreement with respect to the Common Shares will apply on like terms to any such other shares.

2.3.10

Rights to evidence right to purchase Common Shares at adjusted Exercise Price.  Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder will evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of such Right, all subject to further adjustment as provided herein.

2.3.11

Adjustment to number of Common Shares purchasable upon adjustment to Exercise Price.  Unless the Corporation will have exercised its election as provided in subsection 2.3.12 below, upon each adjustment of the Exercise Price as a result of the calculations made in subsections 2.3.3 and 2.3.4 above, each Right outstanding immediately prior to the making of such adjustment will thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth, notwithstanding subsection 2.3.6) obtained by (A) multiplying (x) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (B) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

2.3.12

Election to adjust number of Rights upon adjustment to Exercise Price.  The Corporation will be entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights will be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights will become that number of Rights (calculated to the nearest one ten-thousandth, notwithstanding subsection 2.3.6) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price.  The Corporation will make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the Exercise Price is adjusted or any day thereafter but, if Rights Certificates have been issued, will be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this section 2.3.12, the Corporation will, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to section 5.5 hereof, the additional Rights to which such holders will be entitled as a result of such adjustment, or, at the option of the Corporation, will cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which such holders will be entitled after such adjustment.  Rights Certificates so to be distributed will be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and will be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

2.3.13

Rights Certificates may contain Exercise Price before adjustment.  Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed in the initial Rights Certificates issued hereunder.

2.3.14

Corporation may in certain cases defer issues of securities.  In any case in which this section 2.3 will require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation will deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

2.3.15

Corporation has discretion to reduce Exercise Price for tax reasons.  Notwithstanding anything in this section 2.3 to the contrary, the Corporation will be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this section 2.3, as and to the extent that in their good faith judgment, the Board of Directors will determine to be advisable in order that any (A) consolidation or subdivision of the Common Shares, (B) issuance of any Common Shares at less than the Market Price, (C) issuance of securities convertible into or exchangeable for Common Shares, (D) stock dividends or (E) issuance of rights, options or warrants, referred to in this section 2.3 hereafter made by the Corporation to holders of its Common Shares, will not be taxable to such shareholders.

2.3.16

Notification of Rights Agent.  Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this section 2.3, the Corporation will promptly:

(a)

file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change, and the Rights Agent shall be entitled to act and rely on any such certificate, without verification or liability.

(b)

cause notice of the particulars of such adjustment or change to be given to the holders of the Rights; provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, will not affect the validity of any such adjustment or change.

2.4

Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights will for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate will be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person will be deemed to have become the record holder of such shares on, and such certificate will be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

2.5.1

The Rights Certificates will be executed on behalf of the Corporation by any two of its directors or officers.  The signature of any directors or officers on the Rights Certificates may be manual or facsimile.  Subject to subsection 2.5.2, Rights Certificates bearing the manual or facsimile signatures of individuals who, at the time such Rights Certificates were signed by such directors or officers, were the proper directors or officers of the Corporation will bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

2.5.2

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in subsection 2.2.3, and the Rights Agent will manually or by facsimile signature countersign and send such Rights Certificates and disclosure statement to the holders of the Rights pursuant to subsection 2.2.3 hereof.  No Rights Certificate will be valid for any purpose until countersigned by the Rights Agent as aforesaid.

2.5.3

Each Rights Certificate will be dated the date of countersignature thereof.

2.6

Registration, Registration of Transfer and Exchange

2.6.1

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  In the event that the Rights Agent will cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of subsection 2.6.3 below and the other provisions of this Agreement, the Corporation will execute and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

2.6.2

All Rights issued upon any registration of transfer or exchange of Rights Certificates will be the valid obligations of the Corporation, and such Rights will be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

2.6.3

Every Rights Certificate surrendered for registration of transfer or exchange will be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

2.7.1

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation will execute and the Rights Agent will countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

2.7.2

If there is delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such indemnity or other security as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation will execute and upon its written request the Rights Agent will countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

2.7.3

As a condition to the issuance of any new Rights Certificate under this section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7.4

Every new Rights Certificate issued pursuant to this section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate will evidence an original additional contractual obligation of the Corporation, whether or not the destroyed lost or stolen Rights Certificate will be at any time enforceable by anyone, and the holder thereof will be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

2.8

Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent will be entitled to deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights will mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9

Delivery and Cancellation of Rights Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange will, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, will be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered will be promptly cancelled by the Rights Agent.  No Rights Certificate will be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.9 except as expressly permitted by this Agreement.  The Rights Agent will, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)

to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share certificate representing such Right;

(c)

that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent will be entitled to deem and treat the Person in whose name the Rights Certificate (or prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent will be affected by any notice or knowledge to the contrary;

(e)

that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of Right;

(f)

that, in accordance with section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent will have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate will be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor will anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates will have been duly exercised in accordance with the terms and provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1

Flip-in Event

3.1.1

Subject to subsection 3.1.2 below, and section 5.1 hereof, in the event that prior to the Expiration Time a Flip-in Event occurs, the Corporation will take such action as may be necessary to ensure and provide that, within eight Business Days of such occurrence, or such longer period as may be required to satisfy all applicable requirements of the Securities Act and the securities legislation of any other province and territory of Canada, and the rules and regulations thereunder, and any other applicable law, rule or regulation that, except as provided below, each Right will thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof that number of Common Shares of the Corporation having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in the event that after such date of occurrence an event of a type analogous to any of the events described in section 2.3 hereof will have occurred with respect to such Common Shares).

3.1.2

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned by

(a)

an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert; or

(b)

a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or of any Affiliate or Associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, will become null and void without any further action, and any holder of such Rights (including transferees or successors in title) will not have any rights whatsoever to exercise such Rights under any provision of this Agreement and will not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1.2 shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1.2  and such Rights shall become null and void.

3.1.3

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either subsection 3.1.2(a) or 3.1.2(b), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, will contain or will be deemed to contain the following legend:

All capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Shareholder Rights Plan Agreement, dated December 4, 2008, as amended and restated from time to time (the “Rights Agreement”).  The Rights represented by this Rights Certificate were issued to (A) a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person who was acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert or (B) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or of any Affiliate or Associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such.  This Rights Certificate and the Rights represented hereby are void or will become void in the circumstances specified in subsection 3.1.2 of the Rights Agreement.

provided, however, that the Rights Agent will not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but will be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this subsection 3.1.3 will have no effect on the provisions of section 3.1.

4.

THE RIGHTS AGENT

4.1

General

4.1.1

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent.  In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents will be as the Corporation may determine, with the approval of the Rights Agent.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent, its officers, directors, agents, representatives and employees from and against, and to defend and hold such Persons harmless against, any and all loss, liability, cost, claim, action, suit, damage, or expense incurred (that is not the result of gross negligence, bad faith or  wilful misconduct on the part of any one or all of the Rights Agent, its officers, directors, agents, representatives or employees) for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including, without limitation, legal fees and expenses of every kind and nature related to defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

4.1.2

The Rights Agent will be protected from and will incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed or executed by the proper Person or Persons,

4.1.3

The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, will provide to the Rights Agent an incumbency certificate certifying the then current directors and officers of the Corporation.

4.2

Merger or Amalgamation or Change of Name of Rights Agent

4.2.1

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 4.4 hereof.

4.2.2

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates will have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates will not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, will be bound:

4.3.1

The Rights Agent may, at the expense of the Corporation, retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.  Subject to the prior written consent of the Corporation, which consent will not be unreasonably withheld, the Rights Agent may also consult with such other experts as the Rights Agent will consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent will be entitled to act and rely in good faith on the advice of any such expert.

4.3.2

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person believed by the Rights Agent to be a director or officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

4.3.3

The Rights Agent will be liable hereunder only for events which are the result of its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

4.3.4

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

4.3.5

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1.2 hereof) or any adjustment required under the provisions of section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 2.3 hereof describing any such adjustment or any written notice from the Corporation or any holder delivered to the Corporation that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

4.3.6

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.3.7

The Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer or the Chief Financial Officer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it will not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

4.3.8

Subject to applicable law, the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein will preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

4.3.9

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents.  The Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided that reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Voting Shares by registered or certified mail, and to the holders of the Rights in accordance with section 5.8 hereof (all of which will be at the expense of the Corporation).  The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares by registered or certified mail and to the holders of the Rights in accordance with section 5.8 hereof.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by any holder of Rights (which holder will, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation’s expense.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, will be a corporation incorporated under the laws of Canada or a province or territory thereof and authorized to carry on the business of a Rights Agent in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent will deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares, and mail a notice thereof in writing to the holders of the Rights.  The cost of giving any notice required under this section 4.4 will be borne solely by the Corporation.  Failure to give any notice provided for in this section 4.4 however, or any defect therein, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5

Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

4.6

Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.

MISCELLANEOUS

5.1

Redemption, Waiver, Extension and Termination

5.1.1

The Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in the event that an event of the type described in section 2.3 hereof will have occurred (such redemption price being herein referred to as the “Redemption Price”).  The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

5.1.2

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of section 3.1 hereof has not been waived pursuant to this section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in subsection 5.1.4 hereof, waive the application of section 3.1 hereof to such Flip-in Event.  In such event, the Board of Directors will, within a reasonable time, call a meeting of the Independent Shareholders to approve such waiver and will extend the Separation Time to a date at least 10 Business Days subsequent to such meeting.

5.1.3

The Board of Directors acting in good faith, may, prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, determine to waive the application of section 3.1 hereof to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares; provided that if the Board of Directors waives the application of section 3.1 hereof to a particular Flip-in Event pursuant to this subsection 5.1.3, the Board of Directors will be deemed to have waived the application of section 3.1 hereof to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been granted, pursuant to this subsection 5.1.3.

5.1.4

The Board of Directors shall waive the application of section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.1.4 may only be given on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and section 3.1 shall apply thereto.  If the Person ceases to be an Acquiring Person at the close of business on the Disposition Date, the Flip-in Event will be deemed never to have occurred.

5.1.5

The Board of Directors may, prior to the close of business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that at the time the waiver becomes effective pursuant to this subsection 5.1.5 such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.1.6

Where a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under subsection 5.1.3 above, outstanding Voting Shares, then the Corporation will immediately upon the consummation of such acquisition redeem the Rights at the Redemption Price, subject to subsection 5.1.11.

5.1.7

If the Corporation is obligated under subsection 5.1.6 above to redeem the Rights, or if the Board of Directors elects under subsection 5.1.1 above or subsection 5.1.9 below to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

5.1.8

Within 10 Business Days after the Corporation is obligated under subsection 5.1.6 above to redeem the Rights, or the Board of Directors elects under subsection 5.1.1 above or subsection 5.1.9 below to redeem the Rights, the Corporation will give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

5.1.9

Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event or if the Board of Directors grants a waiver under subsection 5.1.5 after the Separation Time, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

5.1.10

Notwithstanding the Rights being redeemed pursuant to subsection 5.1.9 above, all the provisions of this Agreement will continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time will be deemed not to have occurred and the Corporation will be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

5.1.11

Notwithstanding any other provision in this Agreement, upon the redemption of Rights pursuant to subsections 5.1.1, 5.1.6 or 5.1.9, the Corporation will have no obligation to make any payment to any Person in the event the aggregate amount owing to such Person as a result of a redemption of Rights is less than $10.00.

5.2

Expiration

No Person will have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 4.1 hereof.

5.3

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments

5.4.1

Prior to the shareholders’ meeting at which the resolution referred to in section 5.14 is to be considered, the Corporation may, from time to time and without prior approval of any holders of Rights, supplement or amend this Agreement and the Rights for any of the following purposes:

(a)

to make any changes or amendments required hereunder or otherwise which the Board of Directors acting in good faith may deem necessary or desirable, including without limitation amend the Exercise Price, provided that no such supplement or amendment will materially adversely affect the interest of the holders of Rights generally and provided further that no such supplement or amendment will be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment;

(b)

in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provision herein or be otherwise defective; or

(c)

to maintain the validity of this Agreement as a result of any change in applicable legislation or regulations or rules thereunder.

5.4.2

If the Corporation wishes to supplement or amend this Agreement other than provided for in subsection 5.4.1 above, it may do so at any time prior to the Separation Time with the prior consent of the holders of Voting Shares as set forth below.  Such consent will be deemed to have been given if provided by the holders of Voting Shares at a meeting of the holders of Voting Shares, which meeting will be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles of the Corporation.  Subject to compliance with any requirements imposed by the foregoing, consent will be deemed to have been given if the proposed supplement or amendment is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid with respect to all Voting Shares Beneficially Owned by such Person), represented in person or by proxy at the meeting.

5.4.3

If the Corporation wishes to supplement or amend this Agreement other than provided for in subsection 5.4.1 above, it may do so at any time after the Separation Time and before the Expiration Time with the prior consent of the holders of Rights, pursuant to subsection 5.4.4.

5.4.4

Any approval of the holders of Rights will be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof each outstanding Right (other than Rights which are void pursuant to the provisions hereof) will be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting will be those, as nearly as may be, which are provided in the Corporation’s articles and the BCBCA with respect to a meeting of shareholders of the Corporation.

5.4.5

The Corporation will be required to provide the Rights Agent with notice in writing of any such supplement or amendment as referred to in this section 5.4 within five Business Days of effecting such supplement or amendment.

5.5

Fractional Rights and Fractional Shares

5.5.1

The Corporation will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  Any such fractional Right will be null and void and the Corporation will not have any obligation or liability in respect thereof.

5.5.2

The Corporation will not be required to issue fractions of Common Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities.  Subject to subsection 5.5.3, in lieu of issuing fractional Common Shares or other securities, the Rights Agent will pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.  The Rights Agent will have no obligation to make any payments in lieu of fractional Common Shares or other securities unless the Corporation will have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2.5(b).

5.5.3

Notwithstanding any other provision in this Agreement, in the event that the amount payable in lieu of issuing fractional Common Shares or other securities to any one Person is less than $10.00 the Corporation will have no obligation to provide the Rights Agent with the necessary funds referred to in subsection 5.5.2 which are owing to any such Person, and the Rights Agent will have no obligation to make any such payment to any such Person.

5.6

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Notice of Proposed Actions

In case the Corporation will propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation will give to each holder of a Right, in accordance with section 5.8 hereof, a notice of such proposed action, which will specify the date on which such liquidation, dissolution, winding up, or sale is to take place, and such notice will be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.8

Notices

5.8.1

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation will be sufficiently given or made, and shall be deemed to be received if delivered, sent by facsimile or sent by registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Nevada Geothermal Power Inc.
Suite 900 – 409 Granville Georgia Street
Vancouver, BC  V6C 1T2

Attention:  President
Facsimile No.:  604 688 5926

5.8.2

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent will be sufficiently given or made, and shall be deemed to be received if delivered, sent by facsimile or sent by registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC   V6C 3B9

Attention:  General Manager, Client Services
Facsimile No.:  (604) 661-9401

5.8.3

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights will be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice.

5.9

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent will bind and enure to the benefit of their respective successors and assigns hereunder.

5.10

Benefits of this Agreement

Nothing in this Agreement will be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement will be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.11

Governing Law

This Agreement and each Right issued hereunder will be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province.

5.12

Language

Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en coulent soient redieds en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.13

Severability

If any article, section, subsection, clause, term or provision hereof or the application thereof to any circumstances or any right hereunder will, in any jurisdiction and to any extent, be invalid or unenforceable, such article, section, subsection, clause, term or provision or such right will be ineffective only in such jurisdiction and only to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining articles, sections, subsections, clauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such article, section, subsection, clause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.14

Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof (the “Effective Date”).  If this Agreement is not ratified by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation to be held not later than 6 months from the date of this Agreement, then this Agreement and any then outstanding Rights shall, without further formality, be of no further force or effect as at the earlier of (a) the close of such meeting of shareholders and (b) that date that is 6 months from the Effective Date.

5.15

Reconfirmation every three years

At every third annual meeting of shareholders of the Corporation after the ratification referred to in section 5.14, provided that a Flip-In Event has not occurred prior to such time, the Board shall submit a resolution to Independent Shareholders of the Corporation for their consideration and, if thought advisable, approval ratifying the continued existence of the Rights. If a majority of greater than 50% of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval is voted in favour of the continued existence of the Rights, then this Agreement, the Rights Plan and any outstanding Rights shall continue in full force and effect. If this Agreement is not so-reconfirmed or is not presented for re-confirmation at each such annual meeting, this Agreement and all outstanding rights shall be of no further force and effect from the time of termination of the relevant annual meeting.

5.16

Determinations and Actions by the Board of Directors

The Board of Directors shall have the authority to administer and, subject to section 5.4, amend this Agreement and to exercise all rights and powers specifically granted to the Board or the Corporation hereunder or as may be necessary or advisable in the administration of this Agreement.

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, in relation to or in connection with this Agreement, will not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights or to any other parties.

5.17

Rights of Board, Corporation and Offeror

Without limiting the generality of the foregoing, nothing contained herein will be construed to suggest or imply that the Board of Directors will not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Voting Shares of the Corporation) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.18

Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of securities of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the stock exchange(s) on which the Corporation is from time to time listed.

5.19

Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance.  In no event will the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

5.20

Time of the Essence

Time will be of the essence in this Agreement.

5.21

Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

) ) ) ) ) ) ) ) ) ) ) ) )	NEVADA GEOTHERMAL POWER INC.
	Per:	“Brian Fairbank”
Name: Brian Fairbank
Title: President & CEO
	Per:	“Andrew Studley”
Name: Andrew Studley
Title: CFO
I/We have the authority to bind the corporation

) ) ) ) ) ) ) ) ) ) ) ) )	COMPUTERSHARE INVESTOR SERVICES INC.
	Per:	“Pam Hosfield”
Name: Pam Hosfield
Title: Relationship Manager
	Per:	“Mariano Banting”
Name: Mariano Banting
Title: Relationship Manager
I/We have the authority to bind the corporation

SCHEDULE A

FORM OF RIGHTS CERTIFICATE

Certificate No. ●	● Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1.2 OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES WILL BECOME VOID WITHOUT ANY FURTHER ACTION.

NEVADA GEOTHERMAL POWER INC.

RIGHTS CERTIFICATE

This certifies that ● or registered assigns, is the registered holder of the number of Rights set forth above each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated December 4, 2008, as amended and restated from time to time (the “Rights Agreement”), between Nevada Geothermal Power Inc., a corporation incorporated under the laws of British Columbia (the “Corporation”), and Computershare Investor Services Inc., a corporation incorporated under the laws of Canada, as rights agent (the “Rights Agent”, which term will include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement) (or such earlier expiration time as is provided in the Rights Agreement) one fully paid and non-assessable Common Share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal offices in the City of Vancouver.  The Exercise Price will initially be $50.00 (payable by certified cheque, banker’s draft or money order payable to the order of the Corporation) per Right and will be subject to adjustment in certain events as provided in the Rights Agreement.  The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or other equity securities of the Corporation (or a combination thereof) all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights.  Copies of the Rights Agreement are on file at the principal executive offices of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal offices of the Rights Agent in the City of Vancouver, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate will be exercised in part, the registered holder will be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.000001 per Right, which redemption price is subject to adjustment in certain circumstances, as provided in the Rights Agreement.  The Corporation will have no obligation to deliver payment upon the redemption of the Rights to any Person entitled to such payment if the aggregate redemption price payable to such Person is less than $10.00.

No fractional Common Shares or other securities will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.  The Corporation will have no obligation to deliver payment in lieu of fractional Common Shares or other securities to any Person entitled to such payment if the aggregate amount payable to such Person is less than $10.00.

No holder of this Rights Certificate, as such, will be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor will anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate will have been exercised as provided in the Rights Agreement.

This Rights Certificate will not be valid or obligatory for any purpose until it will have been manually or by facsimile signature countersigned by the Rights Agent.

WITNESS the manual or facsimile signature of the proper directors or officers of the Corporation.

Dated:  ●

) ) ) ) ) ) ) ) ) ) ) ) )	NEVADA GEOTHERMAL POWER INC.
Per:
Name:
Title:
Per:
Name:
Title:
I/We have the authority to bind the corporation

) ) ) ) ) ) ) ) ) ) ) ) )	COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:
Per:
Name:
Title:
I/We have the authority to bind the corporation

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

NEVADA GEOTHERMAL POWER INC.

The undersigned hereby irrevocably elects to exercise _______________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

(NAME)

(ADDRESS)

(CITY AND STATE OR PROVINCE)

If such number of Rights is not all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights will be registered in the name of and delivered to:

(NAME)

(ADDRESS)

(CITY AND STATE OR PROVINCE)

(SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER NUMBER)

Dated:  _______________

Signature Guaranteed
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature gaurantee medallion program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in consent with any of the foregoing or any Affiliate or Associate of such Person (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto _______________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein and does hereby irrevocably constitute and appoint _______________ as attorney to transfer the within Rights on the books of substitution.

Dated:  _______________

Signature Guaranteed
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in consent with any of the foregoing or any Affiliate or Associate of such Person (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.